1. Name and Address of Reporting Person
   Batinovich, Andrew
   400 South El Camino Real
   San Mateo, CA 94402-1708
2. Issuer Name and Ticker or Trading Symbol
   Glenborough Realty Trust Incorporated (GLB)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       04/29/2002 M             10000       A      $15.0000                    D
Common Stock                       04/29/2002 S             -10000      D      $21.9400                    D
Common Stock                       04/30/2002 M             19600       A      $15.0000                    D
Common Stock                       04/30/2002 M             400         A      $15.0000                    D
Common Stock                       04/30/2002 S             -20000      D      $22.4130   207392           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $15      04/29/2002 M               10000 08/02/1998 08/02/2006 Common  10000    $0.0000             D
(Right to buy)                                                                 Stock            <F1>
Stock Options  $15      04/30/2002 M               19600 08/02/1998 08/02/2006 Common  19600    $0.0000    0        D
(Right to buy)                                                                 Stock            <F1>
Stock Options  $15      04/30/2002 M               400   11/15/1998 11/15/2006 Common  400      $0.0000    79600    D
(Right to buy)                                                                 Stock            <F1>

Explanation of Responses:

<F1>
The purchase options were granted pursuant to (i) Issuer's 1996 Stock Incentive Plan (the "Plan"), and (ii) a Stock Option Agreement (the "Agreement") between the reporting person and Issuer. No consideration was given by the reporting person other than the terms and conditions specified in the Plan and the Agreement.

SIGNATURE OF REPORTING PERSON
/s/ Andrew Batinovich

DATE
05/06/2002